Exhibit 12.1

Gilead Sciences, Inc.
Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Six Months
	Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income before provision for income taxes	$7,732	$17,097	$21,659	$14,856	$4,208	$3,612
Interest expense	$530	$964	$688	$412	$307	$361
Interest portion of operating lease expense	$11	$20	$19	$16	$13	$13
Net loss attributable to non-controlling interest	$7	$13	$2	$42	$18	$18
Total Earnings	$8,280	$18,094	$22,368	$15,326	$4,546	$4,004
Fixed Charges:
Interest expense	$530	$964	$688	$412	$307	$361
Capitalized interest	$9	$17	$12	$3	$2	$6
Interest portion of operating lease expense	$11	$20	$19	$16	$13	$13
Total Fixed Charges	$550	$1,001	$719	$432	$323	$380
Ratio of Earnings to Fixed Charges	15.1	18.1	31.1	35.5	14.1	10.5